Exhibit 99.8

No, TotalEnergies Is Not Producing Kerosene for the Russian Army

On Wednesday, August 24, 2022, French daily Le Monde published an article entitled Comment le gaz de TotalEnergies sert de carburant aux avions de combat russes en Ukraine (How TotalEnergies Gas is Fueling Russian Fighter Jets in Ukraine). In the interest of transparency, TotalEnergies presents below the answers it provided to the journalist before the article's publication. In addition, TotalEnergies encourages anyone looking for more information on the Company's situation in Russia to read pages 58, 59 and 60 of its publicly available 2021 Universal Registration Document.

TotalEnergies' response to questions raised in Le Monde on August 24, 2022

First off, TotalEnergies once again firmly condemns Russia's military aggression against Ukraine, which has tragic consequences for the Ukrainian population and threatens peace in Europe. To act responsibly, as a European company and in accordance with its values, TotalEnergies SE defined clear business principles on March 22 concerning its operations with respect to Russia:

•	Ensure strict compliance with current and future European sanctions, no matter what the consequences on the management of its assets in Russia, and gradually suspend its operations in Russia, while assuring its workforce's safety.

•	Provide no further TotalEnergies SE capital for the development of new projects in Russia.

•	Do not unwarrantedly transfer value to Russian interests by withdrawing from assets, as this would contradict the purpose of sanctions.

•	Help ensure the security of the European continent's energy supply within the framework defined by European authorities.

•	Do not enter into or renew contracts to purchase Russian oil and petroleum products in order to halt all such purchases as soon as possible, and by year-end 2022 at the latest.

In addition, we note that TotalEnergies has been a minority shareholder (49% interest) of Terneftegaz since December 2009 alongside Novatek (51% interest). Novatek is a non-State-owned Russian company that has partnered with TotalEnergies on several projects and in which TotalEnergies holds a minority 19.4% interest.

TotalEnergies does not operate Terneftegaz's facilities. They are operated by Novatek staff within Terneftegaz. Terneftegaz self-finances its operations. TotalEnergies SE has not provided any capital to Terneftegaz since 2015 and it has not received any dividends from TotalEnergies since February 2022.

All of the gas condensate produced by Terneftegaz is sold to Novatek, in accordance with the original contracts. Novatek uses the condensate, along with crude and condensate from other sources, to supply a wholly-owned refinery, the output of which it sells independently. TotalEnergies does not take part in Novatek's decisions concerning the processing and sale of condensate.

1.	Did you know that gas condensate produced by Terneftegaz was being used to make kerosene that is fueling Russian fighter jets for their operations in Ukraine? Were you at least aware of the risk?

We do not know what the basis is for your affirmation that gas condensate produced by Terneftegaz is allegedly being used to make kerosene for Russian fighter jets. Under the Terneftegaz framework agreements, all gas and liquids produced are sold to Novatek, an independent non-State-owned company. These products are entered into Novatek's general input stream and are processed and sold together with its other oil and condensate output. Terneftegaz's production represents 7% of Novatek's marketed volume. Novatek refines all of its liquid feedstock (including gas condensate) in a refinery it owns in Russia to make fuel that it sells in the Russian market. TotalEnergies has neither information on or control over the sales made independently by Novatek in the Russian market.

2.	Do decisions made by the Terneftegaz Board of Directors require the approval of a relative majority or of 51% of the Board's votes? Is TotalEnergies involved in the Terneftegaz Board of Directors' decisions?

The majority thresholds depend on the type of decisions to be made. However, the Board of Directors does not make decisions concerning Terneftegaz's everyday operations; these are made by the executive management of the company, which is managed by Novatek staff within Terneftegaz. Note also that the sale of all of Terneftegaz's gas and condensate production to Novatek is governed by a contract that has been in place since the project began.

3.	Given that you own 49% of Terneftegaz and that you receive dividends with regard to this stake that are partially derived from the sale of kerosene to the Russian army, which is conducting an illegal and murderous operation in Ukraine, aren't you infringing on the United Nations Guiding Principles on Business and Human Rights, the United Nations Global Compact, the Voluntary Principles on Security and Human Rights and the OECD Guidelines for Multinational Enterprises that you promised to uphold?

TotalEnergies has not received any dividends from Terneftegaz since February 2022. Terneftegaz does not produce kerosene, and as indicated in our answer to your first question, we do not know what the basis is for your affirmation that gas condensate produced by Terneftegaz is allegedly being used to make kerosene for Russian fighter jets. As we said earlier, TotalEnergies is not involved in the operations of Terneftegaz or Novatek, TotalEnergies has not provided any financing or capital to Terneftegaz since 2015, and TotalEnergies has not received any dividends from Terneftegaz since February 2022. As a result, the international standards to which you refer and that TotalEnergies has promised to uphold cannot be infringed upon, contrary to what you suggest.

4.	Do you classify gas condensate in the same category as crude oil? Does Russia classify gas condensate in that category? If so, will TotalEnergies withdraw from producing this light oil in Russia by the end of 2022?

Terneftegaz's gas condensate is a co-product of natural gas production. Since the divestment of its stake in the Kharyaga oil field, TotalEnergies' interests in Russia have mainly focused on the production of liquefied natural gas for export via Yamal LNG. These activities are not targeted by European sanctions.

5.	Why did TotalEnergies acquire its 49% interest in the Terneftegaz joint venture via an affiliate, Total Termokarstovoye BV, registered in the Netherlands (a country known for its advantageous fiscal and regulatory framework)? Why was the affiliate transferred to France in 2019?

Total Termokarstovoye BV was initially registered in the Netherlands, a member of the European Union that is subject to European legislation concerning extractive industries and transparency, for example, and whose corporate law allows for accounting in US dollars, Total Termokarstovoye BV's functional currency. In 2019, TotalEnergies decided to transfer this company's headquarters to France to simplify its asset portfolio.

6.	Are Gennady Timchenko and Patrick Pouyanné still Co-Chairs of the Franco-Russian Chamber of Commerce?

Patrick Pouyanné is no longer Co-Chair of the Economic Council of the Franco-Russian Chamber of Commerce. To the best of our knowledge, neither is Gennady Timchenko.

7.	To justify the continuation of deliveries of Russian gas to TotalEnergies' customers, Patrick Pouyanné said he did not have a way to exit 25-year contracts unless Europe imposed sanctions. In the contracts signed by TotalEnergies, aren't there ever any clauses covering exceptional situations, such as war or violations of human rights? Don't you think that these contracts are financing the invasion of Ukraine and threatening the entire continent's security?

TotalEnergies has three long-term contracts to purchase liquefied natural gas. Two were signed between TotalEnergies and Yamal LNG, a non-State-owned company held by Novatek, itself an independent non-State-owned company, PetroChina and TotalEnergies. The third was signed between TotalEnergies and Novatek. The Russian authorities are not a party to these contracts.

The clauses concerning force majeure that are generally included in contracts apply when exceptional events arise, such as a war or economic sanctions, and when events directly affect the obligations of the parties to the contract. As things stand today, with the situation created by the war conducted by Russia in Ukraine and the absence of sanctions by the European Union, neither Yamal LNG's obligations as seller nor TotalEnergies' obligations as buyer are directly affected since Yamal LNG is still able to produce LNG and TotalEnergies is not legally barred from buying it.

8.	On March 22, TotalEnergies said it had decided to gradually suspend its operations in Russia while ensuring its workforce's safety. What risks were you referring to? How many seconded employees do you have in Russia today?

Today, we have no seconded expatriates in Russian companies in Russia. TotalEnergies has gradually suspended its operations, as illustrated by the recent sale of its interests in Kharyaga.